BAIRNCO CORPORATION
              300 PRIMERA BOULEVARD, SUITE 432
                  LAKE MARY, FLORIDA 32746
                       (407) 875-2222

                        PRESS RELEASE


   BAIRNCO ANNOUNCES ACQUISITION OF MATERIALS BUSINESS OF
     SIGNTECH USA, LTD. AND AMENDMENT TO INCREASE CREDIT
                  AGREEMENT TO $75 MILLION


February 15, 2000 - Bairnco Corporation (NYSE - BZ) today reported it purchased the assets of the materials business ("Signtech") of Signtech USA, Ltd. for approximately $14.5 million. Signtech's sales for the year ended December 31, 1999 were approximately $16.0 million.

Signtech, located in San Antonio, Texas, manufactures and distributes flexible reinforced vinyl materials used as the substrate in flexible faced sign systems. Signtech's products are sold primarily on a specification basis for corporate specified programs using various striping, heat transfer and screen print applications. Signtech has a strong presence in international markets.

The acquisition will complement Arlon's graphic films and industrial products with product line extensions, additional brand recognition, product development synergies, and penetration into new customer segments and markets. The acquisition will also expand Arlon's coating and converting capacity.

Bairnco also reported today that its secured, reducing revolving credit agreement was amended. The amendment effectively extended the expiration date from December 31, 2003 to February 15, 2005, and increased the credit facility from $50 million at December 31, 1999 to $75 million, including a five-year term loan of $20 million which is subject to quarterly amortization of principal.

Bairnco Corporation is a diversified multinational company that operates two distinct businesses under the names Arlon (Engineered Materials and Components segment) and Kasco (Replacement Products and Services segment). Arlon's principal products include high technology materials for the printed circuit board industry, cast and calendered vinyl film systems, custom-engineered laminates, and special silicone rubber compounds and components. Kasco's principal products include replacement band saw blades for cutting meat, fish, wood and metal, on site maintenance services and seasonings for ready-to-cook foods for the retail food industry primarily in the meat and deli departments. Kasco also distributes equipment to the food industry in Canada and France.


 CONTACT:       James W. Lambert, Bairnco Corporation
                Telephone:  (407) 875-2222, ext. 227

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